Exhibit 99.1

GRAB HOLDINGS LIMITED

INTERIM REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024

PRELIMINARY NOTE

Our unaudited condensed consolidated financial statements as of June 30, 2024 and for the six months ended June 30, 2024, included herein, have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and are reported in U.S. Dollars. These should be read in conjunction with our audited financial statements as of December 31, 2023 and for the year ended December 31, 2023, which have been prepared in accordance with IFRS as issued by the IASB.

References to “U.S. Dollars” and “$” in this report are to United States dollars, the legal currency of the United States. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. Certain amounts and percentages have been rounded; consequently, certain figures may add up to be more or less than the total amount and certain percentages may add up to be more or less than 100% due to rounding. In particular and without limitation, amounts expressed in millions contained in this report have been rounded to integral numbers or to a single decimal place for the convenience of readers. In addition, period on period percentage changes with respect to our IFRS and non-IFRS measures and operating metrics have been calculated using actual figures derived from our internal accounting records and not the rounded numbers contained in this report, and as a result, such percentages may differ from those calculated based on the numbers contained in this report.

Unless otherwise designated, the terms “we”, “us”, “our”, “Grab”, “GHL”, “the Company” and “our company” refer to Grab Holdings Limited and its subsidiaries and consolidated affiliated entities.

CONVENTIONS AND FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, in this report:

“Class A Ordinary Shares” refers to Class A ordinary shares of the share capital of our company with a par value of $0.000001 each;

“Class B Ordinary Shares” refers to Class B ordinary shares of the share capital of our company with a par value of $0.000001 each;

“consumer” refers to an end-user who uses services or purchases our products offered by or through us;

“driver-partner” refers to an independent third-party contractor who provides mobility and/or deliveries services on our platform;

“e-wallet” means a software-based system that allows individuals to perform digital and/or electronic payments to a business or individual for either goods or services. This includes proximity transactions in which the device must interact with the point of sale (“POS”) terminal in some way in order to initiate the payment transaction and remote transactions in which the location of the device to the POS terminal is irrelevant. Both pass-through and staged e-wallets transactions are included. Peer-to-peer transfer transactions are excluded;

“GHI” means Grab Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands, or as the context requires, Grab Holdings Inc. and its subsidiaries and consolidated affiliated entities;

“GHL” means Grab Holdings Limited (formerly known as J1 Holdings Inc.), an exempted company limited by shares incorporated under the laws of the Cayman Islands, or as the context requires, Grab Holdings Limited and its subsidiaries and consolidated affiliated entities;

“GrabUnlimited” refers to our paid loyalty program where users pay a fee to enjoy subscriber benefits and deals across our various services such as food, parcel deliveries and mobility;

“GXBank” refers to GX Bank Berhad, the digital bank that our Digital Banking JV operates in Malaysia and that has commenced the foundational phase of banking operations for the public since November 2023;

“GXS Bank” refers to the digital bank that our Digital Banking JV operates in Singapore and that has commenced restricted business activities for the public since September 2022;

“Jaya Grocer” refers to Jaya Grocer Holdings Sdn. Bhd., a mass-premium supermarket chain in Malaysia, in which we acquired a majority economic interest in January 2022;

“merchant-partner” refers to online and offline merchants, restaurants and food stalls, convenience stores or retail shops or shops that sell products or services on our platform;

"Move It" refers to a motorcycle-hailing application in the Philippines, which we acquired in August 2022;

“NASDAQ” means the Nasdaq Stock Market;

“OVO” refers to PT Visionet Internasional, a subsidiary of PT Bumi Cakrawala Perkasa, one of our subsidiaries, and a digital platform service located in Indonesia that offers payments, customer incentives in the form of loyalty points and financial services;

“receivables factoring” means the purchasing from merchants or service providers of account payables to them by consumers to whom they have provided goods or services;

“regional corporate costs” means costs that are not attributed to any of the business segments, including certain costs of revenue, regional research and development expenses, general and administrative expenses and marketing expenses. These regional costs of revenue include cloud computing costs. These regional research and development expenses also include costs related to mapping and payment technologies and support and development of the internal technology infrastructure. These general and administrative expenses also include certain shared costs such as finance, accounting, tax, human resources, technology and legal costs. Regional corporate costs exclude share-based compensation expenses and capitalized software costs;

“ride-hailing” means prearranged and on-demand transportation service for compensation in which drivers and passengers connect via digital applications or platforms;

“Southeast Asia” refers to Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand, and Vietnam, unless otherwise noted;

“superapp” means an integrated mobile application of many applications that aims to provide a one-stop marketplace platform with multiple offerings delivered via a single technology platform and third-party integrations;

“Term Loan B Facility” means the $2 billion senior secured term loan B facility under the Credit and Guaranty Agreement, dated as of January 29, 2021 (as amended), by and among GHI, Grab Technology LLC, certain guarantors, certain lenders, JPMorgan Chase Bank, N.A., as administrative agent, and Wilmington Trust (London) Limited, as collateral agent;

“U.S. Dollars” and “$” means United States dollars, the legal currency of the United States; and

“Warrant” means a warrant to purchase one Class A Ordinary Share at an exercise price of $11.50 per share.

Non-IFRS Financial Measures

Unless otherwise stated or unless the context otherwise requires in this report:

“Adjusted EBITDA” is a non-IFRS financial measure calculated as net profit (loss) for the period adjusted to exclude: (i) net interest income (expenses), (ii) other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) foreign exchange gain (loss), (viii) impairment losses on goodwill and non-financial assets, (ix) fair value changes on investments, (x) restructuring costs, (xi) legal, tax and regulatory settlement provisions and (xii) share listing and associated expenses;

“Adjusted Free Cash Flow” is a non-IFRS financial measure defined as net cash flows from operating activities less capital expenditures, excluding changes in working capital in relation to loans and advances to customers, and deposits from the digital banking business;

“Segment Adjusted EBITDA” is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs; and

“Total Segment Adjusted EBITDA” is a non-IFRS financial measure, representing the sum of Segment Adjusted EBITDA of our four business segments.

Key Operating Metrics

Unless otherwise stated or unless the context otherwise requires in this report:

“consumer incentives” represents the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue;

“GMV” means gross merchandise value, representing the sum of the total dollar value of transactions from Grab’s products and services, including any applicable taxes, tips, tolls, surcharges and fees, over the period of measurement. GMV includes sales made through offline stores;

"loan portfolio" represents the total of current and non-current loan receivables in the financial services segment, net of expected credit loss allowances;

“MTUs” means monthly transacting users, defined as the monthly number of unique users who transact via Grab’s apps (including OVO, GXS Bank, GXBank and Move It), where transact means to have successfully paid for or utilized any of Grab’s products or services (including lending and offline Jaya Grocer transactions where users record their Jaya Grocer loyalty points on the Grab app) within a given month, across any of our segments. MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period;

"on-demand GMV" is defined as the sum of mobility and deliveries GMV;

"on-demand MTU" is defined as the monthly number of unique users who transact via Grab’s apps within a given month, across our deliveries and mobility segments. A consumer who made one food delivery transaction and one mobility transaction in the same month is counted as only one on-demand MTU; and

“partner incentives” represents the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. For certain delivery offerings where Grab is contractually responsible for delivery services provided to end-users, incentives granted to driver-partners are recognized in cost of revenue.

FORWARD-LOOKING STATEMENTS

This report includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believe,” “estimate,” “anticipate,” “expect,” “seek,” “project,” “intend,” “plan,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets, expected future financial performance, the markets in which we operate, and the macroeconomic, political and regulatory environment. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting us. Factors that may impact such forward-looking statements include: Grab’s ability to grow at the desired rate or scale and its ability to manage its growth; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic conditions, in particular as a result of currency exchange fluctuations and inflation; expected growth of markets in which Grab operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of Grab’s annual report on Form 20-F for the year ended December 31, 2023 filed on March 28, 2024 (the “2023 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”), as well as in other documents filed by Grab from time to time with the SEC.

Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this report as well as the financial information contained in our 2023 Annual Report. This report, including the discussion below, concerns our financial information as of June 30, 2024 and for the six months ended June 30, 2024 and 2023. The discussion of our financial information for the years ended December 31, 2023, 2022 and 2021 is included in our 2023 Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. See the section titled “Forward-looking Statements” in this report for cautions about forward-looking statements.

Results of Operations

The following table summarizes our consolidated statements of profit or loss for each of the periods presented:

(in $ millions, unless otherwise stated)	Six Months Ended June 30,
	2024	2023
Revenue	1,317	1,092
Cost of revenue	(781)	(747)
Other income	6	6
Sales and marketing expenses	(150)	(133)
General and administrative expenses	(257)	(285)
Research and development expenses	(220)	(219)
Net impairment losses on financial assets	(40)	(33)
Other expenses	(2)	(10)
Restructuring costs	(4)	(51)
Operating loss	(131)	(380)
Finance income	90	102
Finance costs	(83)	(63)
Net change in fair value of financial assets and liabilities	(25)	(46)
Net finance costs	(18)	(7)
Share of loss of equity-accounted investees (net of tax)	(4)	(3)
Loss before income tax	(153)	(390)
Income tax expense	(31)	(7)
Loss for the period	(184)	(397)

Comparison of the Six Months Ended June 30, 2024 and 2023

Revenue by segment

(in $ millions, unless otherwise stated)	Six Months Ended June 30,
	2024	2023
Revenue	1,317	1,092
Deliveries	707	613
Mobility	493	403
Financial services	115	75
Others	2	1

Our revenue increased by $225 million, to $1,317 million in the six months ended June 30, 2024 from $1,092 million in the six months ended June 30, 2023.

Revenue is presented net of partner incentives and consumer incentives. Partner incentives were $363 million and $344 million in the six months ended June 30, 2024 and 2023, respectively. Consumer incentives were $505 million and $467 million in the six months ended June 30, 2024 and 2023, respectively.

Deliveries revenue was $707 million in the six months ended June 30, 2024 compared to revenue of $613 million in the six months ended June 30, 2023. The increase in revenue for deliveries was primarily driven by an increase in deliveries GMV of 11%, or $545 million, to $5.5 billion in the six months ended June 30, 2024 compared to $5.0 billion in the six months ended June 30, 2023. The increase in revenue for deliveries was primarily due to increasing consumer demand and our disciplined approach to reducing incentives as a percentage of GMV as we focus on driving higher quality GMV transactions. Deliveries revenue as a percentage of deliveries GMV improved from 12% in the six months ended June 30, 2023 to 13% in the six months ended June 30, 2024, as we gained network efficiency in our driver-partner base, and were able to improve our overall value proposition in terms of merchant selection, delivery performance and application experience on our superapp platform. Our partner incentives were $231 million and $226 million in the six months ended June 30, 2024 and 2023, respectively. Our consumer incentives were $387 million and $374 million in the six months ended June 30, 2024 and 2023, respectively.

Mobility revenue increased by $91 million, to $493 million in the six months ended June 30, 2024 compared to $403 million in the six months ended June 30, 2023, which was primarily due to ride hailing revenue increasing by $79 million and rental income from motor vehicles increasing by $8 million. The increase in revenue was primarily driven by the strong demand recovery across Southeast Asia with a recovery in tourism ride-hailing demand and growth in domestic demand. Our incentives increased by $44 million (comprised of increases of $14 million in partner incentives and increases of $30 million in consumer incentives) to $243 million (comprised of $132 million in partner incentives and $111 million in consumer incentives) for the six months ended June 30, 2024 compared to $199 million (comprised of $118 million in partner incentives and $81 million in consumer incentives) for the six months ended June 30, 2023. Mobility GMV increased to $3.1 billion in the six months ended June 30, 2024 compared to $2.5 billion in the six months ended June 30, 2023, with mobility revenue as a percentage of mobility GMV remaining consistent at 16% in the six months ended June 30, 2024 and 2023.

Financial services revenue improved to $115 million in the six months ended June 30, 2024, compared to $75 million in the six months ended June 30, 2023. The increase was primarily due to a $16 million growth in our lending business, a $14 million growth in our digital banking business and a $9 million growth in our payment business.

Others revenue increased by $1 million, or 74%, to $2 million in the six months ended June 30, 2024 compared to $1 million in the six months ended June 30, 2023.

Cost of revenue

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2023-1H2024
	2024	2023	% Change
Cost of revenue	781	747	5%

Cost of revenue increased by $34 million, or 5%, to $781 million for the six months ended June 30, 2024 from $747 million for the six months ended June 30, 2023, primarily due to a $21 million increase in cost of food and mart supplies due to addition of new stores, a $10 million increase in payment processing fees, a $7 million increase in interest expense for digital banking customers and a $3 million increase in fleet management costs. These increases were partially offset by a $12 million decrease in staff compensation costs driven by lower staff headcount.

Other income

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2023-1H2024
	2024	2023	% Change
Other income	6	6	0%

Other income remained consistent at $6 million for the six months ended June 30, 2024 and 2023.

Sales and marketing expenses

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2023-1H2024
	2024	2023	% Change
Sales and marketing expenses	150	133	12%

Sales and marketing expenses increased by $17 million, or 12%, to $150 million for the six months ended June 30, 2024 from $133 million for the six months ended June 30, 2023. The increase was primarily due to a $17 million increase in media costs and agency marketing costs for marketing campaigns.

General and administrative expenses

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2023-1H2024
	2024	2023	% Change
General and administrative expenses	257	285	(10)%

General and administrative expenses decreased by $28 million, or 10%, to $257 million for the six months ended June 30, 2024 from $285 million for the six months ended June 30, 2023. The decrease was primarily due to a $28 million decrease in staff compensation costs driven by the lower staff headcount. The overall decrease in costs was primarily driven by our continued efforts to drive cost efficiency in our corporate functions.

Research and development expenses

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2023-1H2024
	2024	2023	% Change
Research and development expenses	220	219	0%

Research and development expenses increased by $1 million to $220 million for the six months ended June 30, 2024 from $219 million for the six months ended June 30, 2023, primarily due to a marginal increase in staff compensation costs, including share-based compensation costs.

Net impairment losses on financial assets

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2023-1H2024
	2024	2023	% Change
Net impairment losses on financial assets	40	33	20%

Net impairment losses on financial assets increased by $7 million, or 20%, to $40 million for the six months ended June 30, 2024 from $33 million for the six months ended June 30, 2023, primarily driven by a $5 million increase in the loan loss provision in our digital banking business due to the growth of its loan offerings.

Other expenses

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2023-1H2024
	2024	2023	% Change
Other expenses	2	10	(77)%

Other expenses decreased by $7 million to $2 million for the six months ended June 30, 2024 from $10 million for the six months ended June 30, 2023, primarily due to a non-recurring accrual incurred in the six months ended June 30, 2023.

Restructuring costs

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2023-1H2024
	2024	2023	% Change
Restructuring costs	4	51	(93)%

Restructuring costs decreased by $48 million, to $4 million for the six months ended June 30, 2024 from $51 million for the six months ended June 30, 2023, primarily due to severance and other payments for a restructuring exercise conducted in June 2023 and expensed in the six months ended June 30, 2023.

Net finance costs

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2023-1H2024
	2024	2023	% Change
Finance income	(90)	(102)	(12)%
Finance costs	83	63	31%
Net change in fair value of financial assets and liabilities	25	46	(47)%
Net finance costs	18	7	144%

Net finance costs increased by $11 million, or 144%, to $18 million for the six months ended June 30, 2024 from $7 million for the six months ended June 30, 2023. The increase in net finance costs was primarily due to a $64 million increase in net foreign exchange losses and a $6 million decrease in interest income, which were partially offset by a $38 million decrease in interest costs due to the settlement of our term loan and a $22 million decrease in unfavorable fair value adjustments for our investments.

Segment Reporting Changes

Beginning from January 1, 2024, we report our segment results as deliveries, mobility, financial services, and others:

•
Deliveries primarily includes on-demand and scheduled delivery of daily necessities including ready-to-eat meals and groceries, as well as point-to-point package delivery. It also includes offline sales from Jaya Grocer and Advertising contributions.
•
Mobility primarily includes rides provided by driver-partners across a wide variety of multi-modal mobility options including private cars, taxis, motorcycles, and shared mobility options such as carpooling. It also includes vehicle rentals for our driver-partners and Advertising contributions.
•
Financial services primarily includes digital payments, lending, insurance distribution, digital banking services in Singapore and Malaysia, and Advertising contributions.
•
Others is a combination of multiple operating businesses that are not individually material.

These reporting changes were made to align with changes in how we are managing and evaluating the performance of our business and to facilitate comparison with our industry peers.

As part of the segment reporting changes, we have discontinued the reporting of GMV for our financial services segment, consistent with our strategic focus on ecosystem transactions and lending activities, and we limit our GMV reporting to our on-demand businesses. Additionally, advertising contributions previously reported within the Enterprise and New Initiatives segment are now reported in the respective mobility, deliveries and financial services segments in accordance with the relevant advertising products. Other reporting changes made include a portion of payment transaction revenues and transaction costs (which we refer to as the net cost of funds) and other relevant support costs previously reported in our financial services segment that relate to mobility and deliveries transactions now being allocated to the respective mobility and deliveries segments. Selected regional corporate costs that support our mobility, deliveries and financial services segments are now also allocated to these respective segments. After the aforementioned reporting updates are made, our four reporting segments include: deliveries, mobility, financial services, and others.

In conjunction with these reporting changes, certain prior year amounts shown in this report have been recast to conform to the new segment reporting structure for the purposes of comparison. These reporting changes have no impact on previously reported consolidated statements of financial position, statement of profit or loss and other comprehensive income, statement of changes in equity or statement of cash flows.

Key Non-IFRS Financial Measures

In addition to the measures presented in our consolidated financial statements, we use the following key non-IFRS financial measures to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. However, the definitions of our non-IFRS financial measures may be different from those used by other companies, and therefore, may not be comparable. Furthermore, these non-IFRS financial measures have certain limitations in that they do not include the impact of certain expenses reflected in our consolidated financial statements that are necessary to run our business. Thus, these non-IFRS financial measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with IFRS.

We compensate for these limitations by providing a reconciliation of these non-IFRS financial measures to the related IFRS financial measures under the section titled “—Reconciliation of Non-IFRS Financial Measures.” We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view these non-IFRS financial measures in conjunction with their respective related IFRS financial measures.

Total Segment Adjusted EBITDA

Total Segment Adjusted EBITDA is a non-IFRS financial measure representing the sum of Segment Adjusted EBITDA of our four business segments. Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs. Total Segment Adjusted EBITDA and Segment Adjusted EBITDA also reflect any applicable exclusions from Adjusted EBITDA. See “Adjusted EBITDA” below.

Regional corporate costs are costs that are not attributed to any of the business segments, including certain costs of revenue, regional research and development expenses, general and administrative expenses and marketing expenses. These regional costs of revenue include cloud computing costs. These regional research and development expenses also include costs related to mapping and payment technologies and support and development of the internal technology infrastructure. These general and administrative expenses also include certain shared costs such as finance, accounting, tax, human resources, technology and legal costs. Regional corporate costs exclude share-based compensation expenses and capitalized software costs. Total Segment Adjusted EBITDA is a useful indicator of the economics of our segments, as it does not include regional corporate costs.

The table below sets forth Total Segment Adjusted EBITDA for the periods indicated.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2023-1H2024
	2024	2023	% Change
Overall Total Segment Adjusted EBITDA	301	116	160%
Deliveries	84	(9)	NM
Mobility	267	211	27%
Financial services	(52)	(85)	39%
Others	2	(1)	NM

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure calculated as profit (loss) for the period adjusted to exclude: (i) net interest income (expenses), (ii) net other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) foreign exchange gain (loss), (viii) impairment losses on goodwill and non-financial assets, (ix) fair value changes on investments, (x) restructuring costs, (xi) legal, tax and regulatory settlement provisions and (xii) share listing and associated expenses. Starting from January 1, 2024, realized foreign exchange gain (loss) is additionally excluded from Adjusted EBITDA (as compared to only unrealized foreign exchange gain (loss) in previous reports). We believe that this change enhances the comparison of our company with certain of our peers. Adjusted EBITDA for all periods presented in this report reflect this new definition of Adjusted EBITDA.

Adjusted Free Cash Flow

Adjusted Free Cash Flow is a non-IFRS financial measure, defined as net cash flows from operating activities less capital expenditures, excluding changes in working capital in relation to loans and advances to customers, and deposits from the digital banking business. Adjusted Free Cash Flow is a metric we use to monitor business performance and assess cash flow activity, other than lending and digital banking deposit activities. We believe this metric is a useful indicator for comparison with the cash flow reporting of certain of our peers.

Reconciliation of Non-IFRS Financial Measures

The following tables provide reconciliations of Adjusted EBITDA, Segment Adjusted EBITDA, Total Segment Adjusted EBITDA and Adjusted Free Cash Flow.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,
	2024	2023
Loss for the period	(184)	(397)
Income tax expenses	31	7
Share of loss of equity-accounted investees (net of tax)	4	3
Net finance costs (including foreign exchange (gain) loss)	18	7
Operating loss	(131)	(380)
Net other (income) / expenses	(4)	2
Depreciation and amortization	74	72
Share-based compensation expenses	176	168
Impairment losses on goodwill and non-financial assets	-	*
Restructuring costs	4	51
Legal, tax and regulatory settlement provisions	7	3
Adjusted EBITDA	126	(84)
Regional corporate costs	175	200
Total Segment Adjusted EBITDA	301	116

Segment Adjusted EBITDA
Deliveries	84	(9)
Mobility	267	211
Financial Services	(52)	(85)
Others	2	(1)
Total Segment Adjusted EBITDA	301	116

Note:

* Amount less than $1 million

Adjusted Free Cash Flow

(in $ millions, unless otherwise stated)	Six Months Ended June 30,
	2024	2023
Net cash from / (used in) operating activities	261	(207)
Less: Capital expenditures*	(50)	(61)
Free Cash Flow	211	(268)
Changes in:
- Loan receivables	93	65
- Deposits payable	(367)	(30)
Adjusted Free Cash Flow	(63)	(233)

Note:

* Includes cash outflow for certain assets acquired using lease arrangements

Financial Measures by Business Segment

Deliveries

The table below highlights key financial measures for our deliveries segment.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2023-1H2024
	2024	2023	% Change
Revenue	707	613	15%
Segment Adjusted EBITDA	84	(9)	NM
% of GMV	2%	(0)%

Our deliveries segment had a 15% increase in revenue of $93 million from $613 million for the six months ended June 30, 2023 to $707 million for the six months ended June 30, 2024. We took technology and product-led initiatives to improve the affordability and reliability of our services and to drive stronger engagement through our loyalty program, GrabUnlimited, and our self-serve advertising platform. Jaya Grocer, our mass-premium supermarket chain in Malaysia, had an increase of $27 million in revenue for the six months ended June 30, 2024 as compared to six months ended June 30, 2023. Our deliveries revenue also benefited by $18 million from our disciplined approach in reducing incentives as we focused on driving higher quality transactions in the first half of 2024 as compared to the first half of 2023.

Mobility

The table below highlights key financial measures for our mobility segment.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2023-1H2024
	2024	2023	% Change
Revenue	493	403	23%
Segment Adjusted EBITDA	267	211	27%
% of GMV	9%	8%

Our mobility segment grew in the first half of 2024 as compared to the first half of 2023, driven primarily by recovery in domestic demand and inbound international tourist demand across key markets and our expansion into more affordable mobility options. We engaged in strategic partnerships to target travelers and continued to leverage technology initiatives to improve the quality of our services. We continued to acquire drivers to re-establish our pre-COVID supply levels and capture returning market demand through the use of driver-partner and consumer incentives, with an increase of $44 million in incentives for the six months ended June 30, 2024 as compared to six months ended June 30, 2023. Our revenue increased by 23% to $493 million for the six months ended June 30, 2024 from $403 million for the six months ended June 30, 2023, signaling strong demand recovery and underlining strong unit economic fundamentals in our mobility business.

Financial services

The table below highlights key financial measures for our financial services segment.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2023-1H2024
	2024	2023	% Change
Revenue	115	75	54%
Segment Adjusted EBITDA	(52)	(85)	39%
% of revenue	(45)%	(114)%

Our financial services segment grew significantly in the first half of 2024 as compared to the first half of 2023 as we rolled out new offerings. Our revenue increased from $75 million for the six months ended June 30, 2023 to $115 million for the six months ended June 30, 2024. The strong growth was primarily attributed to a $16 million increase from our lending business, a $14 million increase from our digital banking business and a $9 million increase from our payment business. Additionally, Segment Adjusted EBITDA improved to $(52) million in the six months ended June 30, 2024 from $(85) million in the six months ended June 30, 2023, attributable to the improved growth and monetization of our lending products that drove higher revenues and margins, along with reductions in overhead expenses as we continue to optimize costs. These were partially offset by increase in costs as we continued to ramp our digital banking business.

Others

The table below highlights key financial measures for our others segment.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2023-1H2024
	2024	2023	% Change
Revenue	2	1	74%
Segment Adjusted EBITDA	2	(1)	NM
% of revenue	83%	(96)%

The others segment generated revenue of $2 million and $1 million for the six months ended June 30, 2024 and 2023, respectively. Additionally, Segment Adjusted EBITDA was $2 million for the six months ended June 30, 2024 and $(1) million for the six months ended June 30, 2023.

Key Operating Metrics

Our revenue and results of operations are driven by the following key operating metrics, which our management reviews in order to understand and evaluate our current and past business and financial performance, identify trends affecting our business, formulate business plans, and make strategic decisions.

The table below sets forth key operating metrics for the periods indicated.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2023-1H2024
	2024	2023	% Change
On-demand GMV	8,676	7,539	15%
Group MTUs (monthly average in millions)	39.7	34.1	16%
On-demand MTUs (monthly average in millions)	35.5	29.8	19%
On-demand GMV per MTU	244	253	(4)%
Partner incentives	363	344	5%
Consumer incentives	505	467	8%
Loan portfolio	397	233	71%

On-Demand Gross Merchandise Value

GMV is a metric by which we understand, evaluate and manage our business, and we believe is necessary for investors to understand and evaluate our business. GMV provides useful information to investors as it represents the amount of customer spend that is being directed through our platform. This metric enables us and investors to understand, evaluate and compare the total amount of customer spending that is being directed through our platform over a period of time. We present GMV as a metric to understand and compare, and to enable investors to understand and compare our aggregate operating results, which captures significant trends in our business over time. We achieved overall growth in on-demand GMV of approximately 15%, from $7.5 billion for the six months ended June 30, 2023, to $8.7 billion for the six months ended June 30, 2024. Deliveries GMV increased 11% to $5.5 billion for the six months ended June 30, 2024, from $5.0 billion for the six months ended June 30, 2023, underpinned by an increase in transactions, as well as growth in deliveries MTUs. Mobility GMV increased 23% to $3.1 billion for the six months ended June 30, 2024, from $2.5 billion for the six months ended June 30, 2023, driven mainly by growth in mobility MTUs. We believe that we have a strong opportunity to continue growing mobility and deliveries GMV due to the extent of the market opportunity and initiatives to re-accelerate growth, along with our platform advantages.

The table below sets forth GMV by segment for the periods indicated.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2023-1H2024
	2024	2023	% Change
On-demand GMV	8,676	7,539	15%
Deliveries GMV	5,545	5,000	11%
Mobility GMV	3,131	2,539	23%

Monthly Transacting Users

MTU is a metric by which we understand, evaluate and manage our business, and we believe is necessary for investors to understand and evaluate our business. Overall Group MTUs increased by 5.6 million or 16% to 39.7 million for the six months ended June 30, 2024 from 34.1 million for the six months ended June 30, 2023. The increase in on-demand MTUs signaled demand growth as evidenced by an increase in deliveries and mobility MTUs. Financial services MTUs grew due to deeper on-platform penetration driven by growth in mobility MTUs and our digital banking business.

The table below sets forth MTUs by segment for the periods indicated.

(monthly average in millions, unless otherwise stated)	Six Months Ended June 30,		1H2023-1H2024
	2024	2023	% Change
Overall MTUs	39.7	34.1	16%
On-demand MTUs	35.5	29.8	19%
Deliveries MTUs	20.8	18.6	12%
Mobility MTUs	24.0	19.0	27%
Financial Services MTUs	25.4	22.5	13%

On-demand Gross Merchandise Value per Monthly Transacting User

On-demand GMV per MTU declined 4% to $244 for the six months ended June 30, 2024 from $253 for the six months ended June 30, 2023, with mobility GMV per MTU declining by 3% to $130 for the six months ended June 30, 2024 from $134 for the six months ended June 30, 2023, and deliveries GMV per MTU declining 1% to $266 for the six months ended June 30, 2024 from $268 for the six months ended June 30, 2023. The declines are consistent with our effort to improve affordability of our services which in turn has driven higher transactions volume.

The table below sets forth on-demand GMV per MTU for the periods indicated.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2023-1H2024
	2024	2023	% Change
On-demand GMV per MTU	244	253	(4)%
Deliveries GMV per MTU	266	268	(1)%
Mobility GMV per MTU	130	134	(3)%

Partner Incentives and Consumer Incentives

Partner and consumer incentives are metrics by which we understand, evaluate and manage our business, and we believe are necessary for investors to understand and evaluate our business. We believe these metrics capture significant trends in our business over time.

Partner Incentives

The table below sets forth partner incentives by segment for the periods indicated.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2023-1H2024
	2024	2023	% Change
Overall partner incentives	363	344	5%
Deliveries	231	226	2%
Mobility	132	118	12%
% of on-demand GMV	4%	5%
Financial Services	*	*	NM

Note:

* Amounts less than $1 million

Consumer Incentives

The table below sets forth consumer incentives by segment for the periods indicated.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2023-1H2024
	2024	2023	% Change
Overall consumer incentives	505	467	8%
Deliveries	387	374	3%
Mobility	111	81	37%
% of on-demand GMV	6%	6%
Financial Services	7	12	(38)%
Others	*	*	NM

Note:

* Amounts less than $1 million

Partner and Consumer Incentives

The table below sets forth partner and consumer incentives by segment for the periods indicated.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2023-1H2024
	2024	2023	% Change
Overall partner and consumer incentives	868	811	7%
Deliveries	618	600	3%
Mobility	243	199	22%
% of on-demand GMV	10%	11%
Financial Services	7	12	(38)%
Others	*	*	NM

Note:

* Amounts less than $1 million

Loan Portfolio

Our total loan portfolio outstanding increased by $165 million, or 71% from $233 million as of end of June 30, 2023 to $397 million as of end of June 30, 2024, as we continued to focus on lending to our ecosystem partners through our lending business and digital banking business.

The table below sets forth loan portfolio for the periods indicated.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2023-1H2024
	2024	2023	% Change
Loan portfolio	397	233	71%

Key Operating Metrics by Business Segment

Deliveries

The table below highlights key operating metrics which drive our revenue for the deliveries segment.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2023-1H2024
	2024	2023	% Change
Revenue	707	613	15%
Segment Adjusted EBITDA	84	(9)	NM
GMV	5,545	5,000	11%
MTUs (monthly average in millions)	20.8	18.6	12%
Partner incentives	(231)	(226)	2%
Consumer incentives	(387)	(374)	3%

The revenue growth for our deliveries segment for the six months ended June 30, 2024 was primarily driven by robust GMV growth from our food deliveries business, as well as growing contributions from Jaya Grocer and advertising businesses, coupled with our disciplined approach in reducing incentives as a percentage of GMV. Our food deliveries business GMV increased by $303 million, or 8%, while Jaya Grocer GMV increased by $27 million, or 13%, and advertising business GMV increased by $27 million, or 32% in the six months ended June 30, 2024 compared to six months ended June 30, 2023. Our partner and consumer incentives for the deliveries segment were 11% of GMV for the six months ended June 30, 2024 and 12% of GMV for the six months ended June 30, 2023.

Mobility

The table below highlights key operating metrics which drive our revenue for the mobility segment.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2023-1H2024
	2024	2023	% Change
Revenue	493	403	23%
Segment Adjusted EBITDA	267	211	27%
GMV	3,131	2,539	23%
MTUs (monthly average in millions)	24.0	19.0	27%
Partner incentives	(132)	(118)	12%
Consumer incentives	(111)	(81)	37%

The revenue growth for our mobility segment for the six months ended June 30, 2024 was primarily driven by growth in domestic demand and inbound international tourist demand, which were reflected in increased GMV and MTUs for the six months ended June 30, 2024. Our partner and consumer incentives for the mobility segment remained stable at 8% of GMV for the six months ended June 30, 2024 and 2023. Revenue from lease payments from our rentals business is also included in our mobility segment revenues.

Financial Services

The table below highlights the key operating metrics which drive our revenue for the financial services segment.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2023-1H2024
	2024	2023	% Change
Revenue	115	75	54%
Segment Adjusted EBITDA	(52)	(85)	39%
MTUs (monthly average in millions)	25.4	22.5	13%
Partner incentives	*	*	NM
Consumer incentives	(7)	(12)	(38)%
Loan portfolio	397	233	71%

Notes:

* Amount less than $1 million

The revenue growth for our financial services segment for the six months ended June 30, 2024 was primarily attributed to a $16 million increase from our lending business, a $14 million increase from our digital banking business and a $9 million increase from our payment business. Additionally, Segment Adjusted EBITDA improved to $(52) million in the six months ended June 30, 2024 from $(85) million in the six months ended June 30, 2023, attributable to the improved growth and monetization of our lending products that drove higher revenues and margins, along with reductions in overhead expenses as we continue to optimize costs. These were partially offset by an increase in costs as we continued to ramp our digital banking business.

Others

The table below highlights the key operating metrics which drive our revenue for the others segment.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2023-1H2024
	2024	2023	% Change
Revenue	2	1	74%
Segment Adjusted EBITDA	2	(1)	NM
Consumer incentives	*	*	NM

Notes:

* Amount less than $1 million

Liquidity and Capital Resources

Our principal sources of liquidity have been cash and cash equivalents generated from operating activities, loan facilities and equity financing at the subsidiary level.

As of June 30, 2024 and December 31, 2023, our assets exceeded our liabilities by $6.3 billion and $6.5 billion, respectively. We incurred a net loss after tax of $0.2 billion and $0.4 billion for the six months ended June 30, 2024 and 2023, respectively. In addition, we had accumulated losses of $17.1 billion as of June 30, 2024.

Our unrestricted cash and cash equivalents comprise cash balances and short-term deposits with maturities of three months or less from the date of acquisition that are subject to an insignificant risk of change in their fair value and are used to manage short-term commitments. Marketable securities consisted primarily of investment-grade corporate bonds. Restricted cash and non-current deposits comprise deposits pledged with banks as security in relation to the utilization of certain bank services, monies received and held in escrow in connection with certain contractual obligations and advances received in connection with our electronic wallet or e-wallet services. Our cash and cash equivalents are denominated in U.S. dollars as well as in local currencies of the markets where we operate.

In February 2024, we announced the authorization of a share repurchase program, under which we may repurchase up to $500 million worth of our outstanding Class A ordinary shares. The proposed repurchases may be made from time to time through open market transactions at prevailing market prices, privately negotiated transactions, block trades and/or through other legally permissible means, or any combination thereof, depending on market conditions and the trading price of our Class A ordinary shares, among other factors, and in accordance with applicable rules and regulations. Our board of directors will review the share repurchase program periodically, and may amend the terms and size of the program. We intend to fund the repurchases with excess cash after allocating and potentially allocating for investments to drive growth. The share repurchase program does not obligate us to acquire any particular amount of Class A ordinary shares. In the six months ended June 30, 2024, pursuant to this program, we repurchased 40 million Class A ordinary shares for an aggregate consideration of $131 million. As of June 30, 2024, $369 million authorized under the share repurchase program remains available for repurchase.

In March 2024, we fully repaid the outstanding principal amount and accrued interest under the Term Loan B Facility.

We believe that our current available cash and cash equivalents and our credit facilities will be sufficient to meet our working capital requirements, capital expenditures and other liquidity requirements in the ordinary course of business for a period of at least twelve months from the date hereof and beyond. We intend to finance our future working capital requirements, capital expenditures and other liquidity requirements from cash generated from operating activities and funds raised from financing activities. Our future capital requirements depend on many factors including our growth rate, the continuing market acceptance of our offerings, the timing and extent of spending to support our efforts to develop our platform, and the expansion of sales and marketing activities. Further, we may in the future enter into arrangements to acquire or invest in businesses, products, services, and technologies. Therefore, we may decide to enhance our liquidity position or increase our cash reserve for future investments or operations through additional financing activities, which may include further equity or debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating or financial covenants that restrict our operations.

The following table sets forth a summary of our cash flows for the periods indicated.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,
	2024	2023
Net cash flow	(621)	343
Net cash provided by / (used in) operating activities	261	(207)
Net cash (used in) / provided by investing activities	(304)	1,253
Net cash used in financing activities	(578)	(703)

Operating Activities

Net cash provided by operating activities was $261 million for the six months ended June 30, 2024, primarily consisting of $153 million of loss for the period, adjusted for certain non-cash items, which included non-cash share-based compensation expense of $176 million, finance costs of $83 million, depreciation expense of $62 million, net impairment losses on financial assets of $40 million, fair value loss on investments of $25 million and amortization expense of $12 million. This was partially offset by $90 million of finance income mainly related to interest income. The net change in operating assets and liabilities are primarily the result of a $367 million increase in deposits from customers in the banking business, a $93 million increase in loan receivables in the financial services segment, a $86 million decrease in trade and other payables and a $64 million increase in trade and other receivables. Additionally, there was $22 million in taxes paid.

Net cash used in operating activities was $207 million for the six months ended June 30, 2023, primarily consisting of $390 million of loss for the period, adjusted for certain non-cash items, which included non-cash share-based compensation expense of $168 million, finance costs of $63 million, depreciation expense of $63 million, restructuring costs of $51 million, fair value loss on investments of $46 million and net impairment losses on financial assets of $33 million. This was partially offset by $102 million of finance income mainly related to interest income. The net change in operating assets and liabilities are primarily the result of a $112 million decrease in trade and other payables, a $65 million increase in loan receivables in the financial services segment, a $30 million increase in deposits from customers in the banking business and a $19 million decrease in trade and other receivables. Additionally, there was $14 million in taxes paid.

Investing Activities

Net cash used in investing activities was $304 million for the six months ended June 30, 2024, primarily consisting of $345 million in net acquisitions of other investments, $43 million acquisition of additional interest in joint venture and $33 million used for the purchases of property, plant and equipment and intangible assets. These were partially offset by $110 million of interest received.

Net cash provided by investing activities was $1,253 million for the six months ended June 30, 2023, primarily consisting of $1,204 million in net proceeds from other investments which include term deposits, $74 million interest received, and $13 million proceeds from the sale of property, plant and equipment. These were partially offset by $38 million used for the purchases of property, plant and equipment, and intangible assets.

Financing Activities

Net cash used in financing activities was $578 million for the six months ended June 30, 2024, primarily consisting of $559 million repayment of bank loans, $131 million repurchase and retirement of ordinary shares, $21 million payment of lease liabilities and $18 million interest paid, partially offset by $57 million in proceeds from bank loans, $49 million in the release of deposits pledged, $32 million proceeds from subscription of shares in subsidiaries by non-controlling interests and $13 million in proceeds from stock option exercises.

Net cash used in financing activities was $703 million for the six months ended June 30, 2023, primarily consisting of $668 million repayment of bank loans, $47 million interest paid, $27 million for acquisition of non-controlling interests without change in control and $20 million for the payment of lease liabilities, partially offset by $49 million in proceeds from bank loans and $12 million in proceeds from share-based arrangements.

Capital Expenditures

Our capital expenditures amounted to $33 million and $38 million for the six months ended June 30, 2024 and 2023, respectively. Our historical capital expenditures are primarily related to our facilities and procurement of our vehicles fleet, primarily across Singapore and Indonesia, and amounted to $25 million and $20 million for the six months ended June 30, 2024 and 2023. We have also incurred development costs for our new or substantially improved products and processes, that amounted to $8 million and $18 million for the six months ended June 30, 2024 and 2023, respectively. We expect to continue to make capital expenditures to meet the expected growth in scale of our business.

Indebtedness

The following table shows the amount of our total consolidated short-term and long-term debt outstanding as of June 30, 2024 and December 31, 2023:

(in $ millions, unless otherwise stated)	As of June 30,	As of December 31,
	2024	2023
Current maturities of long-term liabilities
Bank loans and term loans	55	87
Lease liabilities	31	38
Total current liabilities	86	125
Long-term liabilities—net of current maturities
Bank loans and term loans	91	544
Lease liabilities	118	124
Total long-term liabilities	209	668
Total	295	793

In January 2021, we entered into a $2.0 billion Term Loan B Facility. Borrowings under the Term Loan B Facility bore interest at a floating rate equal to either, at our option, (i) a base rate, subject to a 1.00% floor, plus a margin of 3.50% per annum or (ii) a Eurodollar rate, subject to a 1.00% floor, plus a margin of 4.50% per annum. The Term Loan B Facility was scheduled to mature on January 29, 2026. In 2022, we repurchased and canceled our Term Loan B in the aggregate principal amount of $853 million for an aggregate consideration of $838 million. In February 2023, we further prepaid $600 million of the principal amount of Term Loan B. In March 2024, we fully repaid the outstanding principal amount and accrued interest under the Term Loan B Facility amounting to $497 million.

As of June 30, 2024, we and our subsidiaries had credit facilities of an aggregate of $0.3 billion, and $0.2 billion was drawn and outstanding. From time to time, we may also decide to refinance our indebtedness. A majority of these facilities are secured against vehicles rented to driver-partners through our rental business in Singapore and Indonesia. These financings are on arm’s-length terms with an average duration of five years and interest rates of up to 10%. These facilities are denominated in local currencies with local financial institutions and leasing companies and contain customary affirmative and negative covenants applicable to Grab and/or certain of our subsidiaries, including, among other things, restrictions on indebtedness, liens, and fundamental changes. Among such facilities is an aggregate of approximately $88 million (the “Maybank Facilities”), entered into based on letters of blanket hire purchase facility with Malayan Banking Berhad, by one of our subsidiaries, Grab Rentals Pte. Ltd., and approximately $77 million was drawn and $61 million was outstanding as of June 30, 2024, with approximately $12 million available for future drawdown. The Maybank Facilities are secured against vehicles we rent to driver-partners in Singapore and have tiered interest rates ranging between 1.8% and 2.08% with an average duration of five years. In addition, one of our subsidiaries, Jaya Grocer Holdings Sdn. Bhd., has entered into facilities with an aggregate of approximately $16 million (the “Maybank Islamic Facilities”) with Malayan Islamic Berhad, of which approximately $10 million was drawn and outstanding as of June 30, 2024. The Maybank Islamic Facilities are secured by a corporate guarantee from the subsidiary and carry interest rates based on cost of funds plus 1.25% to 1.5%, or base financing rate less 2%, with an average duration of five years.

Contractual and Other Obligations

We have non-cancelable commitments that primarily relate to network and cloud services and other items in the ordinary course of business. These amounts are determined based on the non-cancelable quantities to which we are contractually obligated. As of June 30, 2024, there have been no material changes outside the ordinary course of business to the contractual obligations and commitments, as disclosed in our 2023 Annual Report.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosure about Market Risks

We are exposed to market risks in the ordinary course of our business. These risks primarily include credit risk, foreign currency risk and interest rate risk. There have been no material changes to our market risks as compared to the market risks described in our 2023 Annual Report.

Critical Accounting Estimates

Our condensed consolidated interim financial statements are prepared in accordance with IAS 34 Interim Financial Reporting. The preparation of these consolidated interim financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. There have been no material changes or additions to our critical accounting policies and estimates as compared to the critical accounting policies and estimates described in our 2023 Annual Report.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Grab Holdings Limited

(Incorporated in the Cayman Islands)

and its Subsidiaries

Condensed consolidated interim financial statements (unaudited)

June 30, 2024

Condensed consolidated statement of financial position (unaudited)

(in $ millions)

	Note	June 30, 2024	December 31, 2023
		$	$
Non-current assets
Property, plant and equipment		483	512
Intangible assets and goodwill		914	916
Associates and joint venture		135	102
Deferred tax assets		56	56
Other investments	4	1,209	1,188
Loan receivables in the financial services segment		82	54
Deposits, prepayments and other assets		99	196
		2,978	3,024
Current assets
Inventories		48	49
Trade and other receivables		202	196
Loan receivables in the financial services segment		316	272
Deposits, prepayments and other assets		306	208
Other investments	4	2,169	1,905
Cash and cash equivalents	5	2,447	3,138
		5,488	5,768
Total assets		8,466	8,792

Equity
Share capital and share premium	6	22,933	22,669
Reserves	6	441	544
Accumulated losses		(17,109)	(16,764)
Equity attributable to owners of the Company		6,265	6,449
Non-controlling interests		78	19
Total equity		6,343	6,468

Non-current liabilities
Loans and borrowings	7	209	668
Provisions		18	18
Other liabilities		44	140
Deferred tax liabilities		22	20
		293	846
Current liabilities
Loans and borrowings	7	86	125
Provisions		39	39
Trade payables and other liabilities		952	925
Deposits from customers in the banking business		730	374
Current tax liabilities		23	15
		1,830	1,478
Total liabilities		2,123	2,324
Total equity and liabilities		8,466	8,792

The accompanying notes form an integral part of these condensed consolidated financial statements (unaudited).

Condensed consolidated statement of profit or loss and other comprehensive income (unaudited)

For the six months ended June 30

(in $ millions, except for per share data)

	Note	2024	2023
		$	$
Revenue	9	1,317	1,092
Cost of revenue		(781)	(747)
Other income		6	6
Sales and marketing expenses		(150)	(133)
General and administrative expenses		(257)	(285)
Research and development expenses		(220)	(219)
Net impairment losses on financial assets		(40)	(33)
Other expenses**		(2)	(10)
Restructuring costs		(4)	(51)
Operating loss		(131)	(380)
Finance income		90	102
Finance costs		(83)	(63)
Net change in fair value of financial assets and liabilities		(25)	(46)
Net finance costs		(18)	(7)
Share of loss of equity-accounted investees (net of tax)		(4)	(3)
Loss before income tax		(153)	(390)
Income tax expense		(31)	(7)
Loss for the period		(184)	(397)
Items that will not be reclassified to profit or loss:
Defined benefit plan remeasurements		*	(1)
Investments and put liabilities at FVOCI – net change in fair value		*	(6)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences – foreign operations		(32)	(14)
Other comprehensive loss for the period, net of tax		(32)	(21)
Total comprehensive loss for the period		(216)	(418)
Loss attributable to:
Owners of the Company		(157)	(378)
Non-controlling interests		(27)	(19)
Loss for the period		(184)	(397)
Total comprehensive loss attributable to:
Owners of the Company		(185)	(393)
Non-controlling interests		(31)	(25)
Total comprehensive loss for the period		(216)	(418)
Loss per share
Basic loss per share	10	(0.04)	(0.10)
Diluted loss per share	10	(0.04)	(0.10)

* Amount less than $1 million

** Excluding restructuring costs

The accompanying notes form an integral part of these condensed consolidated financial statements (unaudited).

Condensed consolidated statement of changes in equity (unaudited)

For the six months ended June 30, 2024

(in $ millions)

	Note	Share capital	Share premium	Accumulated losses	Other reserve	Share-based payment reserve	Foreign currency translation reserve	Equity (deficit) attributable to owners of the Company	Non- controlling interests	Total equity (deficit)
		$	$	$	$	$	$	$	$	$
At January 1, 2024		*	22,669	(16,764)	138	474	(68)	6,449	19	6,468
Total comprehensive loss for the period
Loss for the period		—	—	(157)	—	—	—	(157)	(27)	(184)
Other comprehensive loss
Exchange differences on translation of foreign operations		—	—	—	—	—	(28)	(28)	(4)	(32)
Defined benefit plan remeasurement		—	—	*	—	—	—	*	—	*
Investments and put liabilities at FVOCI – net change in fair value		—	—	*	*	—	—	*	*	*
Total other comprehensive loss		—	—	*	*	—	(28)	(28)	(4)	(32)
Total comprehensive loss for the period		—	—	(157)	*	—	(28)	(185)	(31)	(216)
Transactions with owners, recorded directly in equity
Contributions by owners
Share options exercised/restricted stock units vested	6	*	264	—	—	(251)	—	13	—	13
Share-based payment	8	—	—	—	—	176	—	176	—	176
Repurchase and retirement of ordinary shares		*	—	(131)	—	—	—	(131)	—	(131)
Total contributions by owners		*	264	(131)	—	(75)	—	58	—	58
Changes in ownership interests in subsidiaries
Changes in non-controlling interests without a loss of control		—	—	(57)	—	—	—	(57)	90	33
Total changes in ownership interests in subsidiaries		—	—	(57)	—	—	—	(57)	90	33
Total transactions with owners		*	264	(188)	—	(75)	—	1	90	91
At June 30, 2024		*	22,933	(17,109)	138	399	(96)	6,265	78	6,343

* Amount less than $1 million

The accompanying notes form an integral part of these condensed consolidated financial statements (unaudited).

Condensed consolidated statement of changes in equity (unaudited)

For the six months ended June 30, 2023

(in $ millions)

	Note	Share capital	Share premium	Accumulated losses	Other reserve	Share-based payment reserve	Foreign currency translation reserve	Equity (deficit) attributable to owners of the Company	Non- controlling interests	Total equity (deficit)
		$	$	$	$	$	$	$	$	$
At January 1, 2023		*	22,278	(16,277)	153	516	(67)	6,603	54	6,657
Total comprehensive loss for the period
Loss for the period		—	—	(378)	—	—	—	(378)	(19)	(397)
Other comprehensive loss
Exchange differences on translation of foreign operations		—	—	—	—	—	(12)	(12)	(2)	(14)
Defined benefit plan remeasurement		—	—	(1)	—	—	—	(1)	—	(1)
Investments and put liabilities at FVOCI – net change in fair value		—	—	—	(2)	—	—	(2)	(4)	(6)
Total other comprehensive loss		—	—	(1)	(2)	—	(12)	(15)	(6)	(21)
Total comprehensive loss for the period		—	—	(379)	(2)	—	(12)	(393)	(25)	(418)
Transactions with owners, recorded directly in equity
Contributions by owners
Share options exercised/restricted stock units vested	6	*	325	—	—	(313)	—	12	—	12
Share-based payment	8	—	—	—	—	168	—	168	—	168
Total contributions by owners		*	325	—	—	(145)	—	180	—	180
Changes in ownership interests in subsidiaries
Changes in non-controlling interests without a loss of control		—	—	(19)	—	—	—	(19)	(9)	(28)
Total changes in ownership interests in subsidiaries		—	—	(19)	—	—	—	(19)	(9)	(28)
Total transactions with owners		*	325	(19)	—	(145)	—	161	(9)	152
At June 30, 2023		*	22,603	(16,675)	151	371	(79)	6,371	20	6,391

* Amount less than $1 million

The accompanying notes form an integral part of these condensed consolidated financial statements (unaudited).

Condensed consolidated statement of cash flows (unaudited)

For the six months ended June 30

(in $ millions)

	Note	2024	2023
		$	$
Cash flows from operating activities
Loss before income tax		(153)	(390)
Adjustments for:
Amortization of intangible assets		12	9
Depreciation of property, plant and equipment		62	63
Impairment of property, plant and equipment		—	*
Equity-settled share-based payments	8	176	168
Finance costs		83	63
Net change in fair value of financial assets and liabilities		25	46
Net impairment loss on financial assets		40	33
Finance income		(90)	(102)
Gain on disposal of property, plant and equipment		(3)	(4)
Restructuring costs		—	51
Share of loss of equity-accounted investees (net of tax)		4	3
Change in provisions		*	1
		156	(59)
Changes in:
- Inventories		1	4
- Deposits pledged		2	(10)
- Trade and other receivables		(64)	19
- Loan receivables in the financial services segment		(93)	(65)
- Trade payables and other liabilities		(86)	(112)
- Deposits from customers in the banking business		367	30
Cash from/ (used in) operations		283	(193)
Income tax paid		(22)	(14)
Net cash from/ (used in) operating activities		261	(207)
Cash flows from investing activities
Acquisition of property, plant and equipment		(25)	(20)
Purchase of intangible assets		(8)	(18)
Proceeds from disposal of property, plant and equipment		7	13
Acquisition of additional interests in joint venture		(43)	—
Net (acquisitions of)/ proceeds from other investments		(345)	1,204
Interest received		110	74
Net cash (used in)/ from investing activities		(304)	1,253

* Amount less than $1 million

The accompanying notes form an integral part of these condensed consolidated financial statements (unaudited).

Condensed consolidated statement of cash flows (unaudited) (continued)

For the six months ended June 30

(in $ millions)

	Note	2024	2023
		$	$
Cash flows from financing activities
Proceeds from share-based payment arrangements		13	12
Repurchase and retirement of ordinary shares		(131)	—
Proceeds from bank loans		57	49
Repayment of bank loans		(559)	(668)
Payment of lease liabilities		(21)	(20)
Acquisition of non-controlling interests without change in control		—	(27)
Proceeds from subscription of shares in subsidiaries by non-controlling interests without change in control		32	—
Deposits released/ (pledged)		49	(2)
Interest paid		(18)	(47)
Net cash used in financing activities		(578)	(703)
Net (decrease)/ increase in cash and cash equivalents		(621)	343
Cash and cash equivalents at January 1	5	3,138	1,952
Effect of exchange rate fluctuations on cash held		(70)	(13)
Cash and cash equivalents at June 30	5	2,447	2,282

The accompanying notes form an integral part of these condensed consolidated financial statements (unaudited).

Notes to the condensed consolidated financial statements (unaudited)

These notes form an integral part of the condensed consolidated interim financial statements.

1.
Domicile and activities

Grab Holdings Limited (the “Company” or “GHL”) was incorporated in the Cayman Islands on March 12, 2021.

The Company was formed to facilitate the public listing (on the Nasdaq Stock Market (“NASDAQ”)) and additional capitalization of Grab Holdings Inc. (“GHI”) and its subsidiaries (together referred to as “GHI Group”), which was effectuated in December 2021.

These condensed consolidated interim financial statements as at and for the six months ended June 30, 2024 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) and the Group’s interest in equity-accounted investees.

The Group enables access to deliveries, mobility, financial services and other offerings in Southeast Asia through its mobile applications (the “Grab Platform”).

2.
Going concern

These condensed consolidated interim financial statements have been prepared on a going concern basis, as were the annual consolidated financial statements as at and for the year ended 31 December 2023, which assumes that the Group will be able to discharge its liabilities in the ordinary course of business.

The assets of the Group exceed its liabilities by $6,343 million as at June 30, 2024, and the Group has incurred a net loss after tax of $184 million for the six months ended June 30, 2024.

As at June 30, 2024, the Group has deposits with banks and financial institutions and cash and cash equivalents of $4,861 million available. Based on these factors and in consideration of the Group’s business plans, budgets and forecasts, management has a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future.

3.
Basis of preparation
3.1.
Statement of compliance

These condensed consolidated interim financial statements for the six months ended 30 June 2024 have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended 31 December 2023 (‘last annual financial statements’). They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

3.2.
Functional and presentation currency

These condensed consolidated interim financial statements are presented in United States dollars ($), which is the Company’s functional currency. All information presented in $ has been rounded to the nearest million, unless otherwise stated.

3.3.
Use of estimates and judgments

In preparing these condensed consolidated interim financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

Measurement of fair values

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

As part of an established control framework, significant unobservable inputs and valuation adjustments are regularly reviewed. If third party information is used to measure fair values, such information is assessed to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•
Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement (with Level 3 being the lowest). The Group recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair values is included in the following note:

•
Note 12 – Financial instruments
3.4.
Change in accounting policies and comparative information

i) Change in material accounting policies

Except as described below, the accounting policies applied in these interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended 31 December 2023.

The following amended standards adopted from 1 January 2024 do not have a significant impact on these interim financial statements and are not expected to have a material impact on the Group’s consolidated financial statements as at and for the year ending 31 December 2024.

•
Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants
•
Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)
•
Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

ii) Change in comparative information

For the purpose of comparability, the following changes in presentation from prior years have been reflected in relevant comparative information as follows:

•
Loan receivables in the financial services segment previously presented within Trade and other receivables, has been presented as a separate caption in the statement of financial position based on the materiality and nature of the instruments.
•
Deposits from customers in the banking business previously presented within Trade payables and other liabilities, has been presented as a separate caption in the statement of financial position based on the materiality and nature of the instruments.

4.
Other investments

	June 30, 2024	December 31, 2023*
(in $ millions)	$	$
Non-current investments
Time deposits	761	681
Debt investments – at FVTPL	173	247
Debt investments – at FVOCI	87	19
Equity investments – at FVTPL	188	241
	1,209	1,188
Current investments
Time deposits	1,653	1,137
Debt investments – at FVOCI	89	26
Debt investments – at FVTPL	210	361
Debt Investments – at amortized cost	217	381
	2,169	1,905
	3,378	3,093

* For the purpose of comparability, current debt investments - at amortized cost and FVTOCI previously presented within current time deposits have been presented as separate captions.

Time deposits

These financial assets measured at amortized cost predominantly comprise deposits with banks and financial institutions with a maturity of more than three months from the date of placement.

5
Cash and cash equivalents

	June 30, 2024	December 31, 2023
(in $ millions)	$	$
Short-term deposits	457	650
Cash at banks and on hand	1,990	2,488
Cash and cash equivalents in the statement of financial position	2,447	3,138

i)
Short-term deposits classification as cash equivalents or other investments

Time deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition. Time deposits that exceed that maturity are classified as “Other investments”.

ii)
Restricted cash

Cash and cash equivalents include balances of $188 million (2023: $186 million) held by subsidiaries that operate in countries where legal restrictions apply when the balances are not available for general use by the parent or other subsidiaries.

6
Capital and reserves

The movement in GHL Ordinary Shares during the six months ended June 30, 2024 is as follows:

(in thousands of shares)	Class A ordinary shares	Class B ordinary shares

In issue at January 1 – in issue	3,813,341	120,403
Issued for acquisition of non-controlling interests	1	—
Issued for restricted share awards	—	4,920
Restricted share units vested	53,050	7,194
Exercise of share options	4,515	—
Issued under equity stock purchase plan	1,961	—
Repurchase of shares	(39,604)	—
Conversion of Class B ordinary shares to Class A ordinary shares	8,908	(8,908)
In issue at June 30	3,842,172	123,609
Restricted ordinary shares issued but not fully vested	—	(4,920)
In issue at June 30 – fully paid	3,842,172	118,689
Authorized	49,500,000	500,000

7
Loans and borrowings

	June 30, 2024	December 31, 2023
(in $ millions)	$	$
Non-current
Bank loans	91	88
Term loan	—	456
Lease liabilities	118	124
	209	668
Current
Bank loans	55	67
Term loan	—	20
Lease liabilities	31	38
	86	125

A significant portion of the bank loans are secured by the Group’s motor vehicles with a carrying amount of $289 million (2023: $294 million).

Terms and debt repayment schedule

Terms and conditions of outstanding loans and borrowings (including lease liabilities) are as follows:

	Currency	Nominal interest rate	Year of maturity	Carrying amount
				$
Bank loans	SGD	1.5% to 2.1%	2024-2029	98
Bank loans	MYR	2.1% to 3.6%	2024-2028	*
Bank loans	MYR	COF** -2.0% to +1.3%	2024-2028	10
Bank loans	IDR	9.5%	2024-2028	7
Bank loans	THB	COF** + 7.0% p.a.	2024-2025	31
Lease liabilities	Multiple	4.1% to 12.5%	2024-2037	149
				295

* Amount less than $1 million

**cost of funds – which are variable rates specific to country and/or financial institutions

8.
Share-based payment arrangements

Description of the share-based payment arrangements

As at June 30, 2024, the Company has in place an equity-settled share-based payment arrangement, the 2021 Equity Incentive Plan (the “2021 Plan”), under which Company may:

1.
issue restricted share units/awards (‘RSUs’); or
2.
grant options to purchase its ordinary shares (‘Share Options’); or
3.
issued restricted ordinary shares

to selected employees, officers, directors and consultants of the Group and non-employee directors of the Company.

The 2021 Plan was established in 2021 as a replacement for the GHI equity-settled share-based payment arrangements. The Share Options and RSUs granted generally vest 25% on each anniversary of the grant, over a four year-period. The maximum term of Share Options granted under the 2021 Plan does not exceed ten years from the date of grant. The Share Options and RSUs granted to employees do not have the rights of the ordinary shares until the Share Options and RSUs are vested, exercised and recorded into the register of shareholders of the Company.

As at June 30, 2024, the Company also has in place the 2021 Equity Stock Purchase Plan ("ESPP") which allows eligible employees to contribute, through payroll deductions, up to 15% of their eligible compensation to purchase the Company’s Class A Ordinary Shares at a 15% discount of the lower of either (i) the closing trading price of the first day of an offering period or (ii) the closing trading price of the purchase date.

In addition to the above arrangements, certain subsidiaries of the Group have also set up certain equity settled share-based payment arrangements for the issuance of restricted share units/awards and share options which generally vest 25% on each anniversary of the grant, over a four year-period. The share-based payment expense in relation to these arrangements is not material to the Group.

a)
Reconciliation of outstanding RSUs

The number of unvested RSUs issued under the 2021 GHL Plan were as follows:

Number of unvested restricted share units
’000
As of January 1, 2024	132,432
Granted	93,549
Vested	(60,317)
Canceled and forfeited	(7,493)
As of June 30, 2024	158,171

As at June 30, 2024, certain RSUs were vested but had not been registered as ordinary shares. The weighted average fair value of RSUs granted during the six months ended June 30, 2024 was $3.18. The fair value of RSUs granted was determined based on the closing price of the shares on the grant date.

b)
Reconciliation of outstanding Share Options

The number and weighted-average exercise prices of Share Options under the 2021 Plan were as follows:

	Number of Share Options	Weighted average exercise price per share	Weighted-average remaining contractual life
	’000	$	(in years)
As of January 1, 2024	48,592	2.17	5.74
Exercised	(4,447)	1.81
Canceled and forfeited	(56)	2.28
As of June 30, 2024	44,089	2.21	5.22

	Number of Share Options *	Weighted average exercise price per share
Exercisable	’000	$
As of January 1, 2024	44,047	2.19
As of June 30, 2024	40,747	2.22

The Share Options outstanding as at June 30, 2024 had an exercise price in the range of $0.28 to $4.03 (31 December 2023: $0.28 to $4.03). As at June 30, 2024 and December 31, 2023, certain share options exercised had not yet been registered as ordinary shares.

c)
Restricted ordinary shares

During the six months ended June 30, 2024, 4,920 thousand restricted ordinary shares were granted. During this period, there were no restricted ordinary shares canceled or forfeited, and 10,337 thousand restricted ordinary shares vested.

d)
2021 Equity Stock Purchase Plan

During the six months ended June 30, 2024, 2,198 thousand shares were purchased and subsequently issued in July 2024 at a price of $2.81 per share.

9.
Revenue
i.
Revenue streams

	For six months ended June 30
	2024	2023
(in $ millions)	$	$
Deliveries	707	613
Mobility	493	403
Financial services	115	75
Others	2	1
	1,317	1,092

Mobility revenue includes rental income from motor vehicles of $81 million (2023: $71 million).

ii.
Geographic information

	2024	2023
(in $ millions)	$	$
Singapore	274	216
Malaysia	376	319
Indonesia	313	287
Philippines	121	88
Thailand	119	94
Rest of Southeast Asia	114	88
	1,317	1,092
iii.
Major Customers

Considering our service offerings to a wide range of customers across multiple geographic locations, no significant portion of our revenue recognized can be attributed to a particular customer or group of customers.

10
Loss per share

The following table sets forth the computation of basic and diluted loss per share attributable to ordinary shareholders for the six months ended June 30, 2024 and 2023 (in $ millions, except share amounts which are reflected in thousands, and per share amounts):

	For six months ended June 30
	2024	2023
	$	$

Loss for the period	(184)	(397)
Less: Loss attributable to non-controlling interests	27	19
Loss for the period attributable to ordinary shareholders	(157)	(378)
Basic weighted-average ordinary shares outstanding	3,950,064	3,877,027
Basic loss per share attributable to ordinary shareholders	(0.04)	(0.10)
Diluted loss per share attributable to ordinary shareholders	(0.04)	(0.10)

As the Group incurred net losses for the six months ended June 30, 2024 and 2023 basic loss per share was the same as diluted loss per share.

The following potentially dilutive outstanding securities (reflected in thousands of GHL ordinary shares) were excluded from the computation of diluted loss per ordinary share either because their effects would have been antidilutive for the six months ended June 2024 and 2023, or are contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period:

	For six months ended June 30
	2024	2023
Warrants	26,000	26,000
Restricted ordinary shares (Note 6)	4,920	10,817
Share options (Note 8)	44,089	53,496
RSUs (Note 8)	158,171	148,323
Shares committed under ESPP (Note 8)	2,198	2,263
Options to swap the shares in GHL subsidiaries for GHL Class A Ordinary Shares	121,450	121,450
Total	356,828	362,349

11
Related parties
i)
Transactions with key management personnel

With effect from April 1, 2024, Grab expanded its Board of Directors to seven from six members, with two members being newly appointed and one existing member retiring from that date.

There were no significant changes to the compensation scheme during the six months ended June 30, 2024.

ii)
Other related party transactions

The Group did not enter into other significant related party transactions during the six months ended June 30, 2024.

12
Financial instruments
i)
Accounting classification and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

		Carrying amount				Fair value
	Note	FVTPL	FVOCI	Amortized cost	Total	Level 1	Level 2	Level 3	Total
		$	$	$	$	$	$	$	$
(in $ millions)
June 30, 2024
Financial assets
Debt investments		383	176	217	776	680	8	88	776
Equity investments		188	—	—	188	68	—	120	188
Time deposits		—	—	2,414	2,414	—	—	—	—
Trade and other receivables		—	—	202	202	—	—	—	—
Loan receivables in the financial services segment		—	—	398	398	—	—	—	—
Other assets		13	—	250	263	—	13	—	13
Cash and cash equivalents	5	—	—	2,447	2,447	—	—	—	—
Total		584	176	5,928	6,688	748	21	208	977
Financial liabilities
Bank loans		—	—	(146)	(146)	—	—	—	—
Lease liabilities		—	—	(149)	(149)	—	—	—	—
Warrant liabilities		(4)	—	—	(4)	(4)	—	—	(4)
Trade payables and other liabilities		(5)	(117)	(740)	(862)	—	—	(122)	(122)
Deposits from customers in the banking business		—	—	(730)	(730)	—	—	—	—
Total		(9)	(117)	(1,765)	(1,891)	(4)	—	(122)	(126)

		Carrying amount				Fair value
	Note	FVTPL	FVOCI	Amortized cost	Total	Level 1	Level 2	Level 3	Total
		$	$	$	$	$	$	$	$
(in $ millions)
December 31, 2023
Financial assets
Debt investments		608	45	381	1,034	883	62	89	1,034
Equity investments		241	—	—	241	109	—	132	241
Time deposits		—	—	1,818	1,818	—	—	—	—
Trade and other receivables		—	—	196	196	—	—	—	—
Loan receivables in the financial services segment		—	—	326	326	—	—	—	—
Other assets		5	—	300	305	—	5	—	5
Cash and cash equivalents	5	—	—	3,138	3,138	—	—	—	—
Total		854	45	6,159	7,058	992	67	221	1,280
Financial liabilities
Term loan		—	—	(476)	(476)	—	—	—	—
Bank loans		—	—	(155)	(155)	—	—	—	—
Lease liabilities		—	—	(162)	(162)	—	—	—	—
Warrant liabilities		(6)	—	—	(6)	(6)	—	—	(6)
Trade payables and other liabilities		(5)	(118)	(764)	(887)	—	—	(123)	(123)
Deposits from customers in the banking business		0	—	(374)	(374)	—	—	—	—
Total		(11)	(118)	(1,931)	(2,060)	(6)	—	(123)	(129)
ii)
Measurement of fair values
a)
Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 2 and Level 3 fair values for financial instruments in the statement of financial position, as well as the significant unobservable inputs used. The movement in fair value arising from reasonably possible changes to the significant unobservable inputs was assessed as not significant.

	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs
Assets
Debt investments	Broker prices/ Income approach	Risk-adjusted discount rate using Income approach	The estimated fair value would decrease (increase) if the discount rates were higher (lower).
Equity Investments	Market comparison technique	Adjusted market multiple	The estimated fair value would increase (decrease) if the adjusted market multiple were higher (lower).
		Volatility rates	The estimated fair value would either increase or decrease if the volatility rate increases.

Liabilities
Put options issued to non-controlling interests	Income approach	Probability attributed to achieving certain milestones	The estimated fair value of the put liability would increase (decrease) if the probability attributed to achieving certain milestones were higher (lower).

b)
Level 3 fair values

The following table shows a reconciliation from the opening balances to the ending balances for Level 3 fair values:

	Equity and debt investments	Other liabilities	Total
	$	$	$
(in $ millions)
At January 1, 2023	198	(99)	99
Net change in fair value (unrealized)	(17)	(6)	(23)
Net purchases/ (issuances)	31	—	31
At June 30, 2023	212	(105)	107
At January 1, 2024	221	(123)	98
Net change in fair value (unrealized)	(13)	1	(12)
Net purchases/ (issuances)	*	—	*
At June 30, 2024	208	(122)	86

* Amount less than $1 million

13.
Operating segments
i)
Basis for segmentation

The Group has the following strategic divisions which are its operating and also reportable segments. These segments offer different products and services, and are generally managed separately from a commercial, technological, marketing, operational and regulatory perspective. The Group’s chief executive officer (the Chief Operating Decision Maker or CODM) reviews the performance of each segment on a monthly basis for purposes of business management, resource allocation, operating decision making and performance evaluation.

The following summary describes the operations of each reportable segment:

Reportable segments	Operations
Deliveries

Connecting driver-partners and merchant-partners with consumers to create a localized logistics platform, facilitating and performing on-demand and scheduled delivery of a wide variety of daily necessities, including ready-to-eat meals and groceries, as well as point-to-point package delivery. It also includes delivery services in certain markets for which the Group is directly responsible; offering of a variety of daily necessities in certain markets through the operation of a chain of stores; and associated advertising contributions.

Mobility

Connecting consumers with rides provided by driver-partners across a wide variety of multi-modal mobility options including private cars, taxis, motorcycles (in certain markets), and shared mobility options such as carpooling. It also includes vehicle rental for driver-partners; and associated advertising contributions.

Financial services

Digital solutions offered by and with business partners to address the financial needs of driver and merchant partners and consumers, including digital payments, lending, receivables factoring, digital banking services in certain markets, insurance distribution, wealth management and associated advertising contributions.

Others	A combination of multiple operating businesses that are not individually material. They include mapping services and anti-fraud offerings.

ii)
Information about reportable segments

The CODM evaluates operating segments based on revenue and Segment Adjusted EBITDA. Segment reporting revenue is disclosed in Note 9. Total revenue for reportable segments equals consolidated revenue for the Group.

Segment Adjusted EBITDA is defined as net loss of each operating segment adjusted to exclude: (i) net interest income (expenses), (ii) other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) foreign exchange gain (loss), (viii) impairment losses on goodwill and non-financial assets, (ix) fair value changes on investments, (x) restructuring costs,(xi) legal, tax and regulatory settlement provisions, (xii) regional corporate costs and (xiii) share listing and associated expenses.

Information about each reportable segment and reconciliation to amounts reported in consolidated financial statements is set out below:

	For six months ended June 30
	2024	2023
(in $ millions)	$	$
Segment Adjusted EBITDA
Deliveries	84	(9)
Mobility	267	211
Financial services	(52)	(85)
Others	2	(1)
Total reportable Segment Adjusted EBITDA	301	116
Regional corporate costs	(175)	(200)
Other income/ (expenses)	4	(2)
Depreciation and amortization	(74)	(72)
Share-based compensation expenses	(176)	(168)
Impairment losses on goodwill and non-financial assets	—	*
Restructuring costs	(4)	(51)
Legal, tax and regulatory settlement provisions	(7)	(3)
Operating loss	(131)	(380)
Income tax expenses	(31)	(7)
Net interest income/ (expenses)	65	32
Fair value changes on investments	(25)	(46)
Foreign exchange (loss)/ gain	(58)	7
Share of loss of equity-accounted investees (net of tax)	(4)	(3)
Loss for the year	(184)	(397)

* Amount less than $1 million

Assets and liabilities are predominantly reviewed by the CODM at a consolidated level and not at a segment level. Within the Group’s non-current assets are property, plant and equipment which are primarily located in Singapore, Malaysia and Indonesia. Other non-current assets such as intangible assets, goodwill and other investments are predominantly regional assets that are not attributed to a segment.

With effect from January 1, 2024, the Group changed the composition of its operating segments to align with changes in how its businesses are managed and performances evaluated; and to facilitate comparison with industry peers. These changes include:

•
contributions from the advertising business previously reported within the Enterprise and New Initiatives segment are now reported in the Mobility, Deliveries and Financial Services segments in accordance with the respective advertising products;
•
selected regional corporate costs that support the Mobility, Deliveries and Financial Services segments are now allocated to these respective segments;
•
realized foreign exchange gains/(losses) are excluded from Segment Adjusted EBITDA, as compared to only unrealized foreign exchange gain (loss) in previous financial reporting periods

After these changes, the Group's operating and reportable segments are Deliveries, Mobility, Financial Services, and Others with the related previously reported segment information recast accordingly. These reporting changes have no impact on previously reported consolidated statements of financial position, statement of profit or loss and other comprehensive income, statement of changes in equity or statement of cash flows.

14.
Subsequent events

During 2021, the Group entered into a share swap agreement with PT Elang Mahkota Teknologi Tbk (“Emtek”), an entity listed on the Indonesia Stock Exchange, pursuant to which the Group acquired a minority interest in Emtek in exchange for a minority interest in PT Grab Teknologi Indonesia (“GTI”), a subsidiary of the Group. The agreement also provided Emtek with an option to convert its shares in GTI for a fixed number of shares in GHL, and the option was exercised on 1 July 2024. The exercise of the option, an equity instrument, has resulted in a reclassification within equity from non-controlling interest and other reserves to share capital and share premium of $260 million and has no impact on the consolidated statement of profit or loss.